UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL OMB Number: 3235-0145 Expires: December 31, 2005 Estimated average burden hours per response.11

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)

The Elder-Beerman Stores Corp.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

284470101

(CUSIP Number)

Neil J. Koren, Esq.
Shartsis, Friese & Ginsburg LLP
One Maritime Plaza, 18th Floor
San Francisco, California 94111
(415) 421-6500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 24, 2002

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 140.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Snyder Capital Management, L.P.

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) XX
(b) ______

3. SEC Use Only

4. Source of Funds (See Instructions) AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power -0-
8. Shared Voting Power 2,423,350
9. Sole Dispositive Power -0-
10. Shared Dispositive Power 2,669,800

11. Aggregate Amount Beneficially Owned by Each Reporting Person 2,669,800

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 23.16%

14. Type of Reporting Person (See Instructions)

PN

IA

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Snyder Capital Management, Inc.

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) XX
(b) ______

3. SEC Use Only

4. Source of Funds (See Instructions) AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power -0-
8. Shared Voting Power 2,423,350
9. Sole Dispositive Power -0-
10. Shared Dispositive Power 2,669,800

11. Aggregate Amount Beneficially Owned by Each Reporting Person 2,669,800

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 23.16%

14. Type of Reporting Person (See Instructions)

CO

HC

Item 1. Security and Issuer

This statement relates to shares of Common Stock (the "Stock") of Elder-Beerman Stores Corp. (the "Issuer"). The principal executive office of the Issuer is located at 3155 Elbee Road, Dayton, Ohio 45439.

Item 2. Identity and Background

The persons filing this statement and the persons enumerated in Instruction C of Schedule 13D and, where applicable, their respective places of organization, general partners, directors, executive officers and controlling persons, and the information regarding them, are as follows:

(a) The names of the persons filing this statement are Snyder Capital Management, L.P. ("SCMLP") and Snyder Capital Management, Inc. ("SCMI") (together, the "Filers"). Persons enumerated in Instruction C of Schedule 13D are Alan Barry Snyder ("Snyder"), Walter Niemasik, Jr. ("Niemasik"), Margot Thorington Murtaugh ("Murtaugh"), Robert James Stanton ("Stanton"), Steven James Block ("Block"), Peter Stuart Voss ("Voss"), Susan Roberta Katz-Snyder ("Katz-Snyder") and Sherry Ann Umberfield ("Umberfield") (collectively, with the Filers, the "Named Persons"). Each of the Filers disclaims beneficial ownership of the Stock, except to the extent of that Filer's pecuniary interest in that Stock.

SCMI is a wholly owned subsidiary of Nvest Holdings, Inc., which is a wholly owned subsidiary of Nvest Companies, L.P. ("Nvest Companies"). Nvest Companies is the sole limited partner of SCMLP. The general partner of Nvest Companies is CDCAM North America, LLC. CDCAM North America Corporation ("CDCAM NA") is the sole limited partner of Nvest Companies. CDCAM NA is a wholly owned subsidiary of CDC Asset Management S.A., which is owned by CNP Assurances, Caisse Nationale des Caisses E'Epargne and CDC Finance, each of which is owned by Caisse Nationale des Consignations ("CDC"), which is supervised by the government of France.

SCMI and Nvest Companies operate under an understanding that all investment and voting decisions regarding managed accounts are to be made by SCMI and SCMLP and not by Nvest Companies or any entity controlling Nvest Companies. Accordingly, SCMI and SCMLP do not consider Nvest Companies or any entity controlling Nvest Companies to have any direct or indirect control over the securities held in managed accounts.

(b) The business address of SCMLP, SCMI, Snyder, Niemasik, Murtaugh, Stanton, Block and Katz-Snyder is 350 California Street, San Francisco, CA 94104. The business address of Voss, Umberfield and Nvest Companies is 399 Boylston Street, Boston, MA 02116. The business address of CDC is 7, Place des Cinq Martyrs du Lycee Buffon, BP 541, 75725, Paris, Cedex 15, France.

(c) SCMLP is an investment adviser registered under the Investment Advisers Act of 1940. SCMI is the sole general partner of SCMLP. Snyder is the Chairman of SCMI. Niemasik is the President of SCMI, Murtaugh is the Senior Vice President of SCMI, Stanton is a Vice President of SCMI and Block is the Executive Vice President of SCMI. Snyder, Niemasik, Voss, Katz-Snyder and Umberfield are the directors of SCMI. Snyder, Murtaugh, Stanton, Kimberly A. Stevens, Peter A. Eisele and Vinit S. Bhatt are the members of the Investment Committee of SCMLP. All investment decisions of SCMI must be approved by at least a majority of the members of the Investment Committee. Voss and Umberfield are also the President and Executive Vice President, respectively, of Nvest Companies.

(d) During the last five years, none of the Filers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Filers was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) SCMLP is a Delaware limited partnership. SCMI is a Delaware corporation. Snyder, Niemasik, Murtaugh, Stanton, Block, Voss, Katz-Snyder and Umberfield are all citizens of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration

The source and amount of funds used in purchasing the Stock were as follows:

Purchaser	Source of Funds	Amount
SCMLP	Funds Under Management*	$29,460,100**

*Represents funds of SCMLP's advisory clients invested in the Stock.
**Represents the aggregate purchase price of all Stock purchased by SCMLP for its advisory clients, whether or not those clients since have sold some of the Stock. The aggregate purchase price of Stock held by SCMLP as of April 14, 2003, is $21,060,074.

Item 4. Purpose of Transaction

SCMLP acquired the Stock on behalf of its advisory clients for the purpose of investment. None of the Filers has any present plans or intentions to acquire or dispose of any securities of the Issuer other than on behalf of SCMLP's advisory clients for the purpose of investment.

SCMLP may purchase at any time or times on behalf of its advisory clients additional shares of the Stock or other securities of the Issuer. SCMLP may at any time or times cause its advisory clients to dispose of any or all securities of the Issuer in any lawful manner. SCMLP's advisory clients reserve all of their rights as stockholders of the Issuer and may exercise those rights in any manner that they or SCMLP consider to be in the interests of such clients.

Item 5. Interest in Securities of the Issuer

To the knowledge of the Filers, the beneficial ownership of the Stock by each Filer at the date hereof is reflected on that Filer's cover page. Murtaugh beneficially owns 1,000 shares of Stock, and has sole voting and dispositive power over those shares of Stock. The other Named Persons do not beneficially own any Stock.

The Filers effected the following transactions in the Stock in open market transactions on the dates indicated, and such transactions are the only transactions in the Stock by the Filers since April 2, 2002:

Name	Purchase or Sale	Date	Number of Shares	Price Per Share
SCMLP	Purchase	4/10/2002	6,000	2.965
SCMLP	Sale	5/2/2002	2,400	3.30
SCMLP	Sale	5/8/2002	400	3.15
SCMLP	Sale	5/16/2002	2,400	3.258
SCMLP	Sale	5/21/2002	1,500	3.301
SCMLP	Sale	5/29/2002	7,800	3.11
SCMLP	Sale	6/18/2002	12,600	3.08
SCMLP	Sale	6/20/2002	25,900	3.048
SCMLP	Sale	6/21/2002	200	3.10
SCMLP	Sale	6/24/2002	1,200	3.10
SCMLP	Sale	6/25/2002	3,500	3.06
SCMLP	Sale	6/26/2002	3,000	3.06
SCMLP	Sale	6/28/2002	700	3.05
SCMLP	Sale	7/1/2002	1,800	3.125
SCMLP	Sale	7/2/2002	5,000	3.112
SCMLP	Sale	7/10/2002	14,900	3.045
SCMLP	Sale	7/11/2002	4,600	2.99
SCMLP	Sale	7/12/2002	7,300	2.635
SCMLP	Sale	7/23/2002	11,000	2.525
SCMLP	Sale	7/24/2002	15,300	2.256
SCMLP	Sale	7/25/2002	800	2.106
SCMLP	Sale	8/6/2002	13,000	2.458
SCMLP	Sale	8/7/2002	1,800	2.46
SCMLP	Sale	8/8/2002	3,000	2.46
SCMLP	Sale	9/16/2002	2,000	2.567
SCMLP	Sale	9/19/2002	3,900	2.401
SCMLP	Sale	9/27/2002	7,700	2.329
SCMLP	Sale	9/30/2002	9,600	2.20
SCMLP	Sale	10/1/2002	9,400	1.962
SCMLP	Sale	10/16/2002	1,700	1.816
SCMLP	Sale	10/30/2002	1,400	2.05
SCMLP	Sale	11/7/2002	300	1.92
SCMLP	Sale	11/21/2002	2,300	1.85
SCMLP	Sale	11/25/2002	2,700	1.853
SCMLP	Sale	12/9/2002	6,600	1.98
SCMLP	Sale	12/16/2002	500	1.898
SCMLP	Sale	12/17/2002	1,600	1.784
SCMLP	Sale	12/17/2002	3,700	1.72
SCMLP	Sale	12/19/2002	4,900	1.733
SCMLP	Purchase	12/31/2002	3,100	1.80

Murtaugh effected the following transactions in the Stock in open market transactions on the dates indicated, and such transactions are the only transactions in the Stock by Murtaugh:

Purchase or Sale	Date	Number of Shares	Price Per Share
Purchase	2/18/1999	1,000	8.212

SCMLP is a registered investment adviser whose clients have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Stock. No individual client's holdings of the Stock are more than five percent of the class.

Item 6. Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer

SCMLP is a registered investment adviser. SCMLP's clients have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the various securities in which their assets are invested, including the Stock. Depending on SCMLP's agreement with each advisory client, the client may have no right, a shared right or an exclusive right to direct the voting of the Stock.

Item 7. Material to Be Filed as Exhibits

None.

SIGNATURES

After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

Dated: April ___, 2003

SNYDER CAPITAL MANAGEMENT, L.P. By: Snyder Capital Management, Inc. General Partner By: /s/ Steven J. Block Steven J. Block Executive Vice President	SNYDER CAPITAL MANAGEMENT, INC. By: Steven J. Block Executive Vice President